May 8, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Melissa Kindelan Chris Dietz Aliya Ishmukhamedova Mitchell Austin

Re:	Plum Acquisition Corp. I
Amendment No. 3 to Registration Statement on Form S-4
Filed April 30, 2024
File No. 333-276411

Ladies and Gentlemen:

On behalf of Plum Acquisition Corp. I (the “Company”), we submit this letter setting forth the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated May 3, 2024 (the “Comment Letter”), with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-4 filed on April 30, 2024 (the “Amendment No. 3”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in bold italics below. Concurrently with the submission of this letter, the Company is filing, via EDGAR, Amendment No. 4 to the Registration Statement on Form S-4 (the “Amendment No. 4”), reflecting, as appropriate, the responses to the Staff’s comments contained herein. Amendment No. 4 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Amendment No. 3 to Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences...

U.S. Holders

Tax Consequences of the Domestication, page 162

1.	We note the revisions made in response to prior comment 2, including that is “intended that the Domestication qualify as an F Reorganization within the meaning of Section 368(a)(1)(F) of the Code.” To the extent you continue to state that it is the intent of the parties for the merger to qualify as a tax-free reorganization you must either: (1) obtain a legal opinion supporting such a conclusion; or (2) revise your current disclosure to begin the section by clearly stating that it is uncertain whether the domestication will qualify as a tax-free reorganization. You may then discuss the potential consequences to shareholders and the company if the reorganization qualifies as tax-free and if it fails to qualify as tax-free.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xxii, 77, and 162 of Amendment No. 4 to clarify that, while it may be possible that the Domestication will be treated as an F reorganization under Section 368(a)(1)(F) of the Code, it is uncertain whether the Domestication will qualify as a tax-free reorganization.

Veea’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 227

2.	In your revised disclosures on page 228, you state the amount of cash as of December 31, 2023, and that as of March 31, 2024, you “raised an additional $12.5 million” from the sale of preferred stock. If you sold preferred stock during the three months ended March 31, 2024, please revise your disclosures throughout, including the Subsequent Events Note on page F-89 and your pro forma financial information, indicating the date(s) of such issuance, number of shares sold, and amount of cash received. Alternatively, if such sale occurred prior to December 31, 2023 please revise to indicate that, clarify whether this sale was part of the private placement disclosed on page F-63, and state, if true, that no sales have occurred subsequent to December 31, 2023. Similar clarifications should be made on page 225.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 225, 228, and F-89 of Amendment No. 4, including the pro forma financial information, to make clear that the sale of the preferred stock has continued past December 31, 2023 and to clarify the amounts that were raised on or prior to December 31, 2023 and the amounts that were raised subsequent to such date.

If you have questions or require any additional information, please telephone the undersigned at (212) 918-3267 or John Duke at (267) 675-4616.

Sincerely,

By:	/s/ Richard Aftanas
Richard Aftanas

Via email:

cc:	Kanishka Roy, Plum Acquisition Corp. I Stuart Neuhauser, Ellenoff Grossman & Schole LLP Matthew Gray, Ellenoff Grossman & Schole LLP Jonathan Deblinger, Ellenoff Grossman & Schole LLP